FILED BY VULCAN MATERIALS COMPANY
PURSUANT TO RULE 425 UNDER THE SECURITIES ACT OF 1933
AND DEEMED FILED PURSUANT TO RULE 14a-12
UNDER THE SECURITIES EXCHANGE ACT OF 1934
SUBJECT COMPANY: FLORIDA ROCK INDUSTRIES, INC.
COMMISSION FILE NO. 001-07159
[The following is the text of an email sent by Donald M. James, our CEO, to employees.]
February 19, 2007
Dear Fellow Employee,
     This afternoon we announced that we will be acquiring Florida Rock, one of the nation’s leading producers of construction aggregates, cement, concrete and concrete products in the Southeast and Mid-Atlantic states.
     The acquisition of Florida Rock will significantly enhance Vulcan Materials’ strategic position and long-term growth opportunities by broadening our regional exposure and giving us a significant presence in the fast-growing Florida market. In addition to strengthening our business overall, this transaction is about growth, and we believe there will be enhanced long-term opportunities for employees as part of a stronger, more geographically diversified organization.
     Florida Rock is an ideal, natural business fit; the two companies have highly compatible cultures, similar management philosophies, and a commitment to operational excellence. We look forward to operating two very complementary businesses as a combined company.
     While the Florida Rock acquisition is still subject to customary regulatory and shareholder approvals, we expect the transaction to close in mid-year 2007. Until then, Florida Rock and Vulcan Materials remain independent companies. One of the most important things we can all do at this time of transition is to stay focused on our jobs and continue to serve our customers well.
     I will host an audio webcast for employees tomorrow, February 20, at 9:30 a.m. CST to talk more about this exciting combination. Please feel free to listen via the web, or if you don’t have web access, you may dial into a toll-free number. The webcast can be accessed at the Vulcan intranet, http://vnet, and a replay of the webcast will then be available on our intranet. Alternatively, the dial-in number from within the U.S. is 866-770-7129 and from outside the U.S. is 617-213-8067; the passcode is 40262668.
     The acquisition of Florida Rock represents an important milestone for Vulcan Materials, our employees, our shareholders, and our customers. I want to thank you for your continued dedication and commitment — your hard work in building Vulcan Materials has made this exciting growth opportunity possible.
     Additional information may be found at www.vulcanfloridarock.com.

Yours truly, Don James

Important Information
     This document may be deemed to be solicitation material in respect of the proposed transaction. In connection with the proposed transaction, a registration statement on Form S-4 will be filed with the SEC. SHAREHOLDERS OF FLORIDA ROCK ARE ENCOURAGED TO READ THE REGISTRATION STATEMENT AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC, INCLUDING THE PROXY STATEMENT/PROSPECTUS THAT WILL BE PART OF THE REGISTRATION STATEMENT, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. The final proxy statement/prospectus will be mailed to shareholders of Florida Rock. Investors and security holders will be able to obtain the documents free of charge at the SEC’s website, www.sec.gov, from www.vulcanfloridarock.com, www.vulcanmaterials.com or www.flarock.com.
Vulcan Materials, Florida Rock and their respective directors and executive officers and other members of management and employees may be deemed to participate in the solicitation of proxies in respect of the proposed transaction. Information regarding Vulcan Materials’ directors and executive officers is available in Vulcan Materials’ proxy statement for its 2006 annual meeting of shareholders, which was filed with the SEC on April 13, 2006, and information regarding Florida Rock’s directors and executive officers is available in Florida Rock’s proxy statement for its 2007 annual meeting of shareholders, which was filed with the SEC on December 7, 2006. Additional information regarding the interests of such potential participants will be included in the proxy statement/prospectus and the other relevant documents filed with the SEC when they become available.
Cautionary Statement Regarding Forward-Looking Statements
Certain matters discussed in this document, including expectations regarding future performance of Florida Rock and Vulcan Materials, contain forward-looking statements that are subject to risks, assumptions and uncertainties that could cause actual results to differ materially from those projected. These risks, assumptions, and uncertainties include, but are not limited to, those associated with general economic and business conditions; changes in interest rates; the timing and amount of federal, state and local funding for infrastructure; changes in the level of spending for residential and private nonresidential construction; the highly competitive nature of the construction materials industry; pricing; weather and other natural phenomena; energy costs; cost of hydrocarbon-based raw materials; increasing healthcare costs; the timing and amount of any future payments to be received by Vulcan Materials under two earn-outs contained in the agreement for the divestiture of Vulcan Materials’ Chemicals business; the ability to successfully integrate acquisitions quickly and in a cost-effective manner and achieve anticipated profitability and synergies; and other risks, assumptions and uncertainties detailed from time to time in either company’s SEC reports, including each company’s report on Form 10-K for the year. There can be no assurance that the transaction described above will be consummated. Forward-looking statements speak only as of the date hereof, and each company assumes no obligation to update such statements.